FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated September 18, 2023

Item 1

Banco Santander, S.A. (the “Issuer” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

other relevant information

Further to the relevant U.S. dollar LIBOR discontinuation on 30 June 2023, Banco Santander announces, in relation to its USD 1,200,000,000 Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities (ISIN code XS1951093894) (the “Preferred Securities”) that, in accordance with the terms of the Preferred Securities of the relevant prospectus dated 7 February 2019 (the “Terms and Conditions”), and in particular pursuant to its Condition 3, it has determined that for any applicable Reset Date, the industry-accepted substituted or successor rate for the 5-year Mid-Swap Rate in connection with the floating leg portion of its calculation that will apply shall be the relevant USD SOFR Spread-Adjusted ICE Swap Rate published by the ICE Benchmark Administration (the “SOFR Spread-Adjusted ICE Swap Rate”).

For these purposes, as contemplated in the Terms and Conditions, Banco Santander will, in any applicable Reset Date, conduct a dealer poll for obtaining the 5-year Mid-Swap Rate Quotations (based on the SOFR Spread-Adjusted ICE Swap Rate) and the Agent Bank will subsequently determine the Reset Reference Bank Rate as of the specified date and time, in accordance with the Terms and Conditions.

Nothing in this notice affects the right of Banco Santander to early redeem the Preferred Securities, which is subject in any event to the Terms and Conditions and the prior authorisation required from the European Central Bank.

Capitalized terms used and not otherwise defined herein shall have the meaning assigned to them under the Terms and Conditions.

The foregoing is hereby disclosed as other relevant information for all relevant purposes.

Boadilla del Monte (Madrid), 18 September 2023

IMPORTANT INFORMATION

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period.

Nothing in this document should be taken as a profit and loss forecast.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date:	September 18, 2023	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance